

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
David M. Kirchheimer
Chief Financial Officer
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

     **Re:    Oaktree Capital Group, LLC**
             **Form 10-K for Fiscal Year Ended December 31, 2012**
             **Filed March 14, 2013 and Amended April 8, 2013**
             **Form 10-Q for the Quarterly Period Ended September 30, 2013**
             **Filed November 7, 2013**
             **File No. 001-35500**

Dear Mr. Kirchheimer:

     We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 6

General

1.     Please revise your future filings to include a diagram that depicts your current organization structure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Critical Accounting Policies, page 100

Equity-Based Compensation, page 105

2.      We note that you apply a discount to Class A unit market price for lack of marketability to determine the fair value of OCGH units at the grant date.  Please revise your future filings to disclose more detail into how you estimate the discount.  For example:

- disclose whether you use a qualitative assessment or quantitative model (or some blend of both);
- discuss the other types of publicly traded companies you used in your review (e.g. the number of companies reviewed, whether those companies are within similar peer groups, etc.);
- discuss (and quantify) your estimated time to liquidity; and
- where your estimates have changed between reporting periods (e.g. the change in discount from 30% to 25% in the first quarter of 2012), discuss the factors that impacted the change and quantify the impact of such changes.

Notes to the Consolidated Financial Statements, page 116

Note 2. Summary of Significant Accounting Policies, page 117

Consolidation, page 117

3.      We note that you consolidate substantially all of your investment funds, which you have deemed control through the voting interest (VOE) model.  Please explain to us why Power Fund II (as discussed throughout MD&A) is not consolidated under the VOE model and revise your disclosure in future filings to provide clarification.

Note 4.  Fair Value Measurement, page 131

Fair value of financial instruments held by consolidated funds, page 132

4.      We note that your investment disclosures on pages 128 and 129 (Note 3. Investments, at Fair Value) are presented by geography and industry.  Please revise your future filings to apply the same level of detail (e.g., by industry) to your tabular disclosure of significant Level III inputs on page 134, such that the valuation input ranges and weighted averages are also provided by industry.

5.      We note your disclosure of the range of significant unobservable inputs used in the fair value measurement of Level III investments on page 134.  Given the range of assumptions, please revise your future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, or provide a qualitative discussion around the distribution within the range.

6.      We note that the fair values of certain Level III investment are determined using broker quotes for the subject security and/or similar securities.   We also note your disclosures related to the valuation process for fair value measurements categorized within Level III, disclosed on page 119.  Please enhance your disclosure in future filings to address the following:

   •   Discuss the average number of broker quotes received and whether such quotes are binding or non-binding.
   •   Describe the process you undertake to validate the broker quotes received.
   •   Confirm the broker(s) quotes you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820.
   •   Discuss how frequently you adjust the pricing of any particular security you receive from the broker(s).

7.      We note from your disclosure in note (5) to the summary of valuation techniques and quantitative information for your Level III instruments (on page 135) that certain investments are valued based on recent transactions adjusted based on consideration of any changes in significant unobservable inputs.  Please revise your disclosure to discuss the type of adjustments you make and the factors and information you consider when determining the appropriate adjustment to make.

Note 12.  Commitments and Contingencies, page 151

Incentive Income, page 151

8.      We note your disclosure of accrued compensation expense on page 110 (Consolidated Statements of Financial Condition) and your disclosure on page 121 (under incentive income obligation expense) that you have an obligation to pay a fixed percentage of the incentive income earned from a particular fund to specified investment professionals responsible for the management of the fund.  Although we understand that you follow Method 1 for incentive income (i.e. revenue recognition), it is not clear to us why you should not be accruing incentive income compensation expense for a portion of the amount that is probable and estimable at the respective balance sheet dates.  Provide us with your accounting analysis supporting your conclusion that you were not required to accrue compensation pursuant to ASC 450.

Item 11.  Executive Compensation, page 167

Components of Other Compensation, page 169

9.      We note your disclosure that "Messrs. Marks and Karsh set the percentages of profit sharing, incentive income and management fee income for [y]our NEOs."  In future filings, please disclose these percentage amounts on an individual basis, as well as the following information, to clarify how these compensation elements are determined:

- Please disclose the adjusted GAAP net income figure used to derive Messrs. Frank and Kirchheimer's profit sharing compensation for the fiscal year in question.
- Please disclose the carried interest formula for Mr. Karsh that is referenced in the penultimate paragraph on page 170.
- We refer to your disclosure on page 171.  Please explain the reasons underlying your decision to transition away from "formulaic arrangements" with respect to asset-based management fee compensation.  In this regard, we note your statement that the fixed amount paid to Mr. Ford "is materially less than the amount [you] anticipate [you] would have paid…for future years if the former arrangement had remained in effect."

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1.  Financial Statements, page 1

Notes to the Condensed Consolidated Financial Statements, page 8

Note 5. Hedges And Other Derivative Financial Instruments, page 21

10.     We note your disclosure that although you generally present derivative instruments on a gross basis, certain derivative instruments are subject to enforceable master netting arrangements which allow for the derivative instruments to be offset.  Please revise your future filings to disclose the terms of the master netting arrangements and describe the types of rights of setoff and similar agreements, including the nature of those rights.  Refer to ASC 210-20-55-14.

11.     For gross amounts not offset in statements of financial condition, clarify whether these amounts include those that meet the guidance in either ASC 210-20-45 or ASC 815-10-45 to qualify for offsetting but management elects not to offset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director